This press release does not constitute an offer to purchase securities in any country (including in the United States). The offer described below may not be commenced in France before it is cleared and opened by the Autorité des marchés financiers. The U.S. Offer cannot commence in the United States or be extended to U.S. persons before the filing of a Schedule TO by Gemalto with the Securities and Exchange Commission (SEC). Gemalto intends to make such filing in the United States at such time as the Autorité des marchés financiers has declared the Offer open in France.
FILING OF A TENDER OFFER
for the shares and OCEANE issued by
WAVECOM S.A.
initiated by
GEMALTO S.A.
a subsidiary of
PRESENTED BY

Terms of the offer:
7 euros per share
20 euros per OCEANE
Duration of the offer:
The timetable of the offer will be determined by the French Autorité des marchés financiers (the “AMF”) in accordance with its General
Regulations.
This press release, which relates to the filing on October 6, 2008 by Gemalto with the AMF of a tender offer for the shares and convertible bonds (OCEANEs) issued by Wavecom, is published in accordance with the provisions of article 231-16 of the AMF General Regulations.

This offer and the draft offer memorandum are still subject to review by the amf
The draft offer memorandum is available on the internet website of Gemalto (www.gemalto.com) and on the one of the AMF (www.amf-france.org). Copies of the draft offer memorandum may also be obtained free of charge from:

Gemalto S.A.	HSBC France
6, rue de la Verrerie	103, avenue des Champs-Elysées
92190 Meudon	75419 Paris Cedex 08

The tender offers described here, which have not yet commenced, will be made for the shares, ADSs and convertible bonds (OCEANEs) of Wavecom. This press release is provided solely for informational purposes and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and convertible bonds of Wavecom will be made only pursuant to the offer to purchase and related materials that Gemalto has filed with the AMF as a note d’information only at the time of the launching of the offer pursuant to French laws and regulations, and the Tender Offer Statement on Schedule TO Gemalto intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully such offer materials prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.), and with the SEC, from the SEC’s website (http://www.sec.gov), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (http://www.gemalto.com).
The publication or distribution of this press release may be subject to statutory or regulatory restrictions in certain countries. This press release is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this release does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.
1. PRESENTATION OF THE OFFER
Pursuant to Section III of Book II and specifically article 232-1 et seq. of the AMF General Regulations, Gemalto S.A., a société anonyme organized under the laws of France with a share capital of 103,837,182 euros, having its registered office at 6, rue de la Verrerie in Meudon (92190), registered under the Companies Registry of Nanterre under number 562 113 530 (the “Offeror”), controlled as defined by article L.233-3 of the French Commercial Code by Gemalto N.V., a corporation (naamloze vennootsschap) organized under the laws of The Netherlands, having its registered office at Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, The Netherlands (“Gemalto N.V.”), which holds 99.99% of the share capital and voting rights of the Offeror, is making an offer to the holders of shares and OCEANE (as such term is defined below), issued by Wavecom S.A., a société anonyme organized under the laws of France with a share capital of 15,811,381 euros, having its registered office at 3, esplanade du Foncet in Issy les Moulineaux (92442), registered with the Registry of Companies of Nanterre under number 391 838 042 (“Wavecom” or the “Company”), to acquire, pursuant to the terms and the conditions set forth below (the “Offer”):
(i)	any and all of the shares of the Company that are traded on Eurolist (Compartiment B) of Euronext Paris S.A. (“Euronext Paris”) under ISN code FR0000073066 including shares issued upon the conversion of the OCEANE (as such term is defined below), or the exercise of the warrants (the “Warrants”), the founder’s share warrants (bons de souscription de parts de créateur d’entreprise) (the “Founder’s Share Warrants”) or the stock options of Wavecom, i.e., to the knowledge of the Offeror, a maximum of 19,888,807 shares (the “Shares”); and

(ii)	any and all outstanding bonds convertible and/or exchangeable for newly issued or existing shares by option (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) (the “OCEANE”) issued by the Company and traded on Eurolist of Euronext Paris under ISN code FR0010497131, i.e., to the knowledge of the Offeror, a maximum of 2,571,884 OCEANE, the Shares and the OCEANE being referred to together as the “Securities.”
To the extent the Warrants and stock options issued by the Company cannot be sold by their holders pursuant to the conditions of their issuance, they are not subject to the Offer.
The Founder’s Share Warrants are also not subject to the Offer.
According to the annual report filed by the Company with the AMF on April 8, 2008 (filing number D-08-0211 on April 8, 2008) and available on the website of the AMF (www.amf-france.org) and of the Company (www.wavecom.com) (the “2007 Annual Report”), and the financial report on the semestrial consolidated accounts ended June 30, 2008 and available on the Company’s website (the “Semestrial Report”), the Company granted free shares to certain employees and directors of the Company and of certain of its subsidiaries. According to such documents, such free Shares are either (i) definitively acquired by their beneficiaries but remain subject to a two-year holding period as from their grant, or (ii) subject to a vesting period. As a consequence such free Shares are not subject to the Offer.
Other than the Shares, OCEANE, Warrants, Founder’s Share Warrants, stock options and free Shares discussed above and the options to purchase allocated shares if any, there are, to the knowledge of the Offeror, no other outstanding shares of capital stock or voting securities of the Company.
HSBC France (“HSBC”), as the presenting bank for the Offer, guarantees, in accordance with the provisions of article 231-13 of the AMF General Regulations, the content and the irrevocable nature of the undertakings given by the Offeror in connection with the Offer.
The Offer will be conducted in accordance with the provisions of articles 232-1 et seq. of the AMF General Regulations.
A separate but concurrent offer will be commenced in the United States, on terms and conditions substantially similar to the terms and conditions of the Offer, to all holders of the Company’s American Depositary Shares (“ADS”) as well as to the U.S. holders of the Securities (the “U.S. offer”) and together with the Offer, the “Offers”).
Reasons For The Offer
Reasons For The Offer
(a)	Presentation Of The Sectors In Which Gemalto And Wavecom Are Active
The Machine-to-machine (M2M) wireless communication market is rapidly growing. These products encompass the automated communications directly between machines with “modems” giving them access to networks.
M2M communications are becoming a major factor of competitiveness as a result of the development of wireless networks, the decrease in prices of this type of communication and the potential deployment of new services. “Modems” for wireless networks are identified as an essential means of mass deployment of communication between machines.
Wavecom is one of the main providers of wireless M2M “modems”, in particular the technologies for GSM mobile networks, which are prominent at the global level.
Gemalto is the world’s premier provider of SIM cards to Mobile Network Operators. These SIM cards identify the subscriber of the connection and secure it, whether it is a connection by a regular subscriber or a connection of data in M2M communications.

Therefore, the “modems” sector is adjacent to SIM cards’ for mobile communications, in which Gemalto is active.
Today, the penetration of mobile communications exceeds three billion subscribers. However, whereas these mobile connections have historically between people, it clearly appears that a significant part of future mobile connections numbering in the billions will be M2M connections.
(b)	Acquisition Of Wavecom By Gemalto
This acquisition would enable Gemalto to expand its expertise in the market of M2M communications, a market close to its core business. By managing wireless M2M “modems”, software and M2M services, Gemalto would enhance its leadership position for the vision of a secure and practical digital world.
Gemalto would benefit from the unique combination of the expertise of the only two physical elements common to the M2M systems (SIM cards and “modems”), which are key to the chain application and security.
The integration of Wavecom would reinforce Gemalto’s offer to M2M providers and particularly MNOs wishing to more rapidly develop their business customers market thanks to more easily deployable solutions.
Wavecom would benefit from Gemalto’s turnaround expertise, as well as combined expertise in hardware and software and service deployment capabilities in order to expand its activity on a profitable basis.
Integration of Gemalto and Wavecom would enable them to benefit from cost synergies including delisting from NASDAQ, economies of scale on overhead expenses and purchases, less expensive geographical deployments, etc. The integration risk would be strongly decreased due to the cultural proximity of the two companies.
Eventually, Wavecom would benefit from Gemalto’s recognized expertise in management, remote device and secured updates of a large fleet of smart devices for mobile networks.
Competitive Environment
According to Gartner’s estimates1, the market for M2M “modems” represented, in 2007, 21.1 million devices delivered for an average price of 37.20 euros.
The market is fragmented in several segments in which the penetration rate of wireless M2M remains low. However, this is a market which represents a real opportunity not only for the mass market but also for public services, transport, security and distribution.
•	The tracking and fleet management market is the most important market with respect to value. It currently represents around 170 million euros and is estimated to reach 323 million euros in 2010 by Gartner.

•	The remote healthcare market is the market with the most growth potential. It represented around 150 million euros in 2006 and is estimated by Gartner to reach 438 million euros in 2010.

•	The automotive telematics market (corresponding today mainly to a security device) is a market in full expansion. It represented around 75 million euros in 2006 and is estimated by Gartner to reach 105 million euros in 2010.

[1]	Gartner study published on June 11, 2008 under reference G00158935

•	The payment and point-of-sale market is not yet mature. It represented around 104 million euros in 2006 and is estimated by Gartner to reach 248 million euros in 2010.

•	The home security market is still underdeveloped. It represented around 88 million euros in 2006 and is estimated by Gartner to reach 188 million euros in 2010.
Gartner values the average annual growth rate (CAGR) of the number of units at 39% between 2007 and 2010 and the CAGR of revenue at 22% for the same period. Therefore, the growth potential remains very important: if the rate of adoption of M2M technology is currently estimated at 10%, it will most likely increase since the installation and utilization cost of the communication have kept decreasing whereas networks’ coverage and performance have increased.
Today, Gemalto believes that the M2M market is in a consolidation phase. For example, in March 2006, Sony Ericsson sold its M2M activity to Wavecom, and in June 2008, Siemens sold its M2M activity (now Cinterion) to a consortium including T-Mobile Venture. Wavecom is one of the main players in the sector with Cinterion, the latter being the main competitor of Wavecom at the global level. The following companies are other competitors: Motorola, Telit, Sagem Communications and Sierra Wireless. Wavecom also competes with local manufacturers, among which are Simcom (China), Enfora and Sierra Wireless (North America) and Telit (Europe and United States).
Advantages For The Two Companies And Their Securityholders
     (a) Gemalto’s Shareholders
This acquisition enables Gemalto to take a significant position on an adjacent market with strong growth potential, thus reinforcing the potential expansion of the company without challenging its objective of adjusted operating margin for the 2009 fiscal year.
The combination of Gemalto and Wavecom would enable customers to benefit from the recognized expertise of the only two physical elements common to the M2M systems (SIM cards and “modems”).
Acquisition of Wavecom would also reinforce Gemalto’s offerings vis-à-vis Mobile Network Operators, which constitute an important part of its portfolio of customers, in particular those that wish to develop in M2M and could become significant players in this sector.
     (b) Wavecom’s Shareholders
The Offer is entirely in cash and offers a substantial premium compared to the last closing share price of Wavecom of 4.08 euros on October 3, 2008, corresponding to closing share price on the last trading day prior to the filing of the Offer.
     (c) Wavecom’s Customers
In order to preserve the quality of services provided to Wavecom’s customers, and to limit the integration risks following this proposed acquisition, Wavecom will maintain important leeways in terms of operating management within Gemalto. The business of Wavecom would benefit from the cultural and geographical proximity of the Gemalto teams and of their operating centers.
Moreover, the combination of the two companies would also enable the exchange of expertise in the area of research and development.

Offeror’s Intentions For The Next Twelve Months
Strategy And Industrial Policy
Wavecom’s activity will be attached to the Mobile Communications business unit of Gemalto. Gemalto intends to preserve the autonomy of the M2M business within the group. It is contemplated that the Wavecom trademark will be kept.
Composition Of Decision-Making Bodies
The Offeror’s objective is to acquire control of the Company. In the event of success of the Offer, the Offeror intends to modify the composition of the board of directors of the Company to reflect the new ownership of the Company, in accordance with applicable regulations.
Intentions Concerning Employment
The Offeror does not contemplate any material restructuring following the Offer.
Dividends Distribution Policy
The Offeror is not yet able to determine what the dividends distribution policy for the Company will be in the event of success of the Offer.
The Offeror will reexamine the dividends distribution policy of the Company after the closing of the Offer, in compliance with the applicable regulations and bylaws of the Company and subject to the ability of the Company to make distributions.
Reorganization
The Offeror intends to integrate the Company within the Gemalto group and reserves its rights to undertake operational reorganization within the Company, subject to the outcome of the Offer.
As a result of the Offeror only having had access to publicly-available information regarding the Company, the structure of any potential reorganization has not yet been determined and will be determined after a more thorough review of the Company.
Squeeze-out (Retrait Obligatoire) — Delisting
Pursuant to the provisions of articles 237-14 et seq. of the AMF General Regulations, the Offeror intends to request the AMF, within three months following the closing of the Offer, to implement a squeeze-out of the Shares, if the Shares not tendered in the Offer do not represent more than 5% of the share capital or voting rights of the Company.
The Offeror also intends to request the AMF, within three months from the closing of the Offer, to implement a squeeze-out of the OCEANE not tendered in the Offer, if the Shares that can be issued as a result of the conversion of the OCEANE not tendered in the Offer, do not represent more than 5% of the outstanding shares on a fully diluted basis.
Furthermore, the Offeror may delist the ADSs from the Nasdaq Global Market regardless of whether or not the Shares are delisted from Euronext Paris.
Agreements That Could Have A Material Impact On The Valuation Or Outcome Of The Offer
The Offeror has no knowledge of, and is not party to, any agreement that could have a material impact on the valuation or outcome of the Offer.

Reasoned Opinion From the Board Of Directors Of The Offeror
The board of directors of the Offeror met on October 5, 2008, and on the basis of a draft information memorandum which was remitted to it on such occasion, approved the principles as well as the terms and conditions of the Offer that they consider to be in the best interest of the Offeror.
2. TERMS AND CONDITIONS OF THE OFFER
Modalities Of The Offer
Pursuant to the provisions of article 231-13 of the AMF Regulations and to the terms of a filing letter dated as of October 6, 2008, HSBC, acting on behalf of the Offeror, filed on October 6, 2008 the draft Offer with the AMF in the form of a cash tender offer.
In accordance with the provisions of article 231-13 of the AMF General Regulations, HSBC, acting in its capacity as presenting bank, guarantees the content and the irrevocable nature of the undertakings given by the Offeror in connection with the Offer.
Number And Nature Of The Securities Targeted By The Offer
As of the date of this release, the Offeror does not hold, directly or indirectly, alone or in concert, any Securities issued by the Company.
Pursuant to the provisions of article 231-6 of the AMF General Regulations, and subject to the terms and conditions of the Offer, the Offer proposes to purchase all the Securities of the Company, i.e.:
(i)	any and all existing Shares or Shares to be issued, during the Offer or the Reopened Offer, as applicable, as a result of the conversion of the OCEANE or the exercise of the Warrants, Founder’s Share Warrants or stock options of Wavecom, i.e., to the knowledge of the Offeror, a maximum number of 19,888,807 Shares; and

(ii)	any and all the outstanding OCEANE existing as of the date of this release, i.e. to the knowledge of the Offeror, a maximum of 2,571,884 OCEANE.
Terms Of The Offer
The Offeror is proposing:
(i)	to the shareholders, that they tender their Shares for a sum in cash of 7.0 euros per Share (the “Share Price”); and

(ii)	to the holders of OCEANE, that they tender their OCEANE for a sum in cash of 20.0 euros per OCEANE (the “OCEANE Price”).
Treatment Of The Holders of the OCEANE
In the event of success of the Offer, the clause of Prepayment in Case of Change of Control (Remboursement Anticipé en Cas de Changement de Contrôle) (as such term is defined in the prospectus reviewed by the AMF (visa n°07-242 dated July 5, 2007) made available to the public for the issuance and listing on the Eurolist by Euronext Paris of the OCEANE and available on the website of the AMF (www.amf-france.org)) stated in the terms and conditions of the OCEANE as published in the OCEANE prospectus, would apply.
In accordance with the terms of the prospectus, the holders of OCEANE will be informed by the Company by a notice published in the mandatory legal notices bulletin (BALO). Such information will also be disclosed in a notice published in a financial journal nationally distributed and a notice published by Euronext Paris. These notices will indicate the period during which the holders of the OCEANE may request the prepayment of their OCEANE.
All holders of OCEANE that may request the prepayment of their OCEANE pursuant to the Clause of Prepayment in Case of Change of Control in accordance with the terms of the prospectus no later than the last day of such announced period, though their usual intermediary, which will transmit such request to the intermediary in charge of financial services, in accordance with the terms of the prospectus.
Treatment Of The Holders Of Warrants
The Warrants issued by the Company, which are not listed on a regulated market, may not, in accordance with their conditions of issuance, be sold by their holders, except in case of transfer to a spouse, a descendant or an ascendant in direct line, or to a sibling of the holder.
The holders of Warrants that are exercisable during the Offer (or the Reopened Offer, if any), which have exercised such Warrants during the Offer (or of the Reopened Offer, if any) may tender in the Offer (or in the Reopened Offer, if any) the Shares issued as a result of the exercise of such Warrants.
In the event of success of the Offer and if, at the closing of the Offer, the Offeror implements a squeeze-out or, in the event that the trading of the Shares of Wavecom is substantially limited, the Offeror will implement a liquidity mechanism based on the price of the Offer, for the benefit of the holders of Shares obtained as a result of the exercise of the Warrants which could not be exercised during the Offer (or the Reopened Offer, if any) if permitted and in accordance with applicable regulations.
Treatment Of The Beneficiaries Of Founder’s Share Warrants And Stock Options
The Shares resulting from the exercise of the Founder’s Share Warrants or of the stock options of the Company may be tendered in the Offer under the conditions described below.
The holders of the Founder’s Share Warrants and of the stock options that wish to tender in the Offer the Shares issued upon the exercise of such Founder’s Share Warrants or stock options, must exercise such Founder’s Share Warrants or options sufficiently in advance so that the Shares be credited on their account no later than the last day of the Offer (or of the Reopened Offer, if any).
To the extent certain Founder’s Share Warrants or stock options may not be exercised during the Offer (or the Reopened Offer, if any), the Shares subject to a holding period or the Shares issued as a result of such exercise and may not be transferred during the Offer or the Reopened Offer, if any such Shares may not be tendered in the Offer.
In the event of success of the Offer and if, at the closing of the Offer, the Offeror implements a squeeze-out or, in the event that the trading of the shares of Wavecom is substantially limited, the Offeror will implement a liquidity mechanism based on the price of the Offer for the benefit of the holders of Founder’s Share Warrants and of stock options and to the holders of Shares obtained as a result of the exercise of the Founder’s Share Warrants and stock options, which could not be tendered in the Offer, if permitted and in accordance with applicable regulations.
Treatment Of The Beneficiaries Of Free Shares
As stated above, according to the 2007 Annual Report, 311,323 free shares, subject to a condition of remaining employed by the Company, were granted to employees and directors of the Company and of certain of its subsidiaries, including 155,673 Shares which were allocated to the grant of free Shares pursuant to a plan dated May 17, 2006 and a plan dated 155,650 June 7, 2007.
The 155,673 Shares mentioned above remain subject to a mandatory holding period of two years from their date of definitive grant.

The 155,650 Shares mentioned above are subject to a vesting period and therefore are not definitely granted. Upon their definitive grant following the termination of such vesting period, these Shares will also be subject to a mandatory holding period of two years.
As a consequence, the 311,323 free shares are not subject to the Offer.
In the event of success of the Offer and where appropriate, at the closing of the Offer, the Offeror will implement a squeeze-out or, if the trading of the Shares of Wavecom is substantially limited, the Offeror will implement a liquidity mechanism based on the price of the Offer for the benefit of the holders of free shares, at the termination of the holding period, if permitted and in accordance with applicable law.
Remuneration Of Intermediaries – Reimbursement of Securityholders’ Fees
Except as described below, no expense will be reimbursed, nor any fee be paid, by the Offeror to any intermediary or any person soliciting to tender Securities in the Offer.
The Offeror will reimburse brokerage fees and related VAT paid by the holders of Shares and OCEANE which tendered their Shares or OCEANE in the Offer (or the centralized Reopened Offer, if any), up to 0.2% of the [amount of order or] 200 euros (including VAT) per request. The holders of Shares and OCEANE will not be reimbursed for any brokerage fee in the event the Offer is declared unsuccessful for any reason.
Such request for reimbursement of expenses must be received by financial intermediaries during a forty-calendar day period beginning on (i) the date of the closing of the Offer or (ii) the date of closing of the Reopened Offer for the Securities tendered in the centralized Reopened Offer. After such forty-day period, reimbursement of expenses may not be requested.
Condition To The Offer — Success Threshold
Pursuant to the provisions of article 231-9 of the AMF General Regulations, the Offer is subject to the condition that, as of the closing of the last of the two Offers, Shares representing at least 50.01% of the share capital of the Company, existing as of the date of closing of the last of the two offers, be tendered in the Offers (the “Success Threshold”).
To calculate the Success Threshold, the following will be taken into consideration:
—	For the numerator, the sum of (i) the treasury shares as of the date of closing of the last of the two Offers, and (ii) all Shares validly tendered in the Offer and U.S. Offer (including the ADSs) as of the day of closing of the Offers; and

—	For the denominator, all existing shares of the Company as of the date of closing of the last of the two Offers (including the shares represented by ADSs).
Whether the Success Threshold has been reached will not be known by the Offeror or the holders of Securities before the publication of the definitive outcome of the Offer and of the U.S. Offer.
If the Success Threshold is not reached, the Offer will terminate and the Securities tendered in the Offer will be returned to their holders, without any interest or compensation of any kind being due to them.
However, the Offeror reserves its right to waive the Success Threshold, or, upon AMF’s prior approval, to reduce the Success Threshold, by filing an improved Offer at least five trading days before the Offer’s close, in accordance with the provisions of article 232-7 of the AMF General Regulations.

Publication Of The Results Of The Offer — Settlement — Delivery
The AMF will disclose the definitive results of the Offer no later than nine trading days following the closing of the Offer.
In the event of success of the Offer, the payment for, and transfer of ownership of, the Securities tendered in the Offer will occur on the date of settlement-delivery, and all the rights attached to such Securities will be transferred to the Offeror as of such date. No interest will be due for the period beginning from the tender of the Securities in the Offer until the date of settlement-delivery, which will occur in accordance with the timetable determined by Euronext Paris.
Euronext Paris will publish the date of settlement-delivery of the Offer in a notice.
Right To Withdraw The Offer
Pursuant to the provisions of article 232-11 of the AMF General Regulations, the Offeror reserves its right to withdraw the Offer within five trading days following the publication of the timetable of a competing bid.
Pursuant to the provisions of article 232-11 of the AMF General Regulations, the Offeror also reserves its right to solicit the authorization from the AMF to withdraw the Offer if the Company undertakes measures resulting in the modification of its substance, during the Offer, or if the Offer becomes irrelevant.
In case of withdrawal, the Securities tendered in the Offer would be returned to their holders, without any interest or compensation of any kind.
Indivative Timetable Of The Offer
The indicative timetable of the Offer below does not take into consideration possible consequences of antitrust reviews that may be undertaken in certain jurisdictions.
Prior to the opening of the Offer, the AMF and Euronext Paris will publish, respectively, an opening notice (avis d’ouverture) and a notice announcing the terms and the timetable of the Offer. An indicative timetable is set forth below:

October 6, 2008	Filing of the proposed Offer and of the draft offer memorandum (Note d’Information) with the AMF

October 20, 2008	Clearance decision (Déclaration de conformité) of the Offer by the AMF

October 22, 2008	Publication of the offer memorandum (Note d’Information) by the Offeror, in accordance with article 231-27 of the AMF General Regulations

Publication of the information relating to the legal, financial and accounting terms by the Offeror in accordance with article 231-28 of the AMF General Regulations

Publication of the information relating to the legal, financial and accounting terms by the Company in accordance with article 231-28 of the AMF General Regulations

October 23, 2008	Opening of the Offer

December 12, 2008	Closing of the Offer

December 26, 2008	Publication of the notice announcing the definitive results of the Offer

December 29, 2008	In the event of success of the Offer, reopening of the Offer

December 29, 2008	Settlement — delivery (first period of the Offer)

January 12, 2009	Closing of the Reopened Offer

January 23, 2009	Publication of the notice announcing the definitive results of the Reopened Offer

January 26, 2009	Settlement — delivery (Reopened Offer)
Extension Of The Offer
Pursuant to the provisions of article 231-32 of the AMF General Regulations, the dates of reopening, closing and publication of the results of the Offer will be published by the AMF.
During the Offer, the AMF may extend the offer, pursuant to article 231-34 of the AMF General Regulations.
Reopening Of The Offer
Pursuant to article 232-4 of the AMF General Regulations, the Offer will be automatically reopened the day following the publication of the definitive results, if the Offer is successful (the “Reopened Offer”).
In the event of reopening of the Offer, the terms of the Reopened Offer will be similar to those of the initial Offer, being specified that this opening will be made in the frame of a semi-centralized proceeding.
As a consequence, in the event of reopening of the Offer, holders of Securities that wish to tender their Securities in the Reopened Offer must remit to their financial intermediaries (financing company, investment company, etc.) a selling order using the form provided by such intermediary, no later than the last trading day before the date of closing of the Reopened Offer, stating if they opt for a sale of their Securities:
—	on the market, in such case their selling order will be irrevocable and the settlement — delivery will be made as orders are executed, within a three-trading day period following each execution, and trading expenses (including taxes and brokerage fees) will remain the responsibility of the selling shareholders; or

—	in the frame of the Reopened Offer centralized by Euronext Paris, in such case the settlement — delivery will be made after the centralization operation, and the Offeror will be responsible for the brokerage fees and the VAT due by the sellers of Shares and OCEANE and the VAT.
Financing Of The Offer And Related Costs Of The Offer
Terms Of Financing Of The Offer
The total amount of funds necessary for the acquisition of the Shares and of the OCEANE pursuant to the Offer, excluding the expenses described below, is estimated to be 173 million euros without taxes.
The Offeror will have sufficient resources to implement the acquisition of the Securities of the Offer.

Fees Related To The Transaction
The total amount of expenses, costs, disbursements due as a result of the Offer, including fees and expenses of legal and financial counsels, experts and other consultants, if any, as well as communication expenses, is estimated to approximately 5 million euros.
3. VALUATION CRITERIA OF THE OFFER FOR THE SECURITIES
Assessment Of The Price Of The Offer For The Shares
The price proposed by the Offeror is 7.00 euros per Wavecom Share.
On the basis of the valuation elements presented hereafter, the Offer price implies the following premiums and discounts:

	Valuation
Criteria	range(Euros)			Premium offered (in %)
Share price
Last share price before the announcement of the Offer (October 3 2008)		4.08			71.6%
5 day average		4.02			74.3%
1 month average		4.38			59.8%
3 month average		4.62			51.7%
6 month average		5.61			24.9%
12 month average		8.56			-18.3%
Volume weighted 5 day average		4.01			74.6%
Volume weighted 1 month average		4.44			57.5%
Volume weighted 3 month average		4.68			49.5%
Volume weighted 6 month average		5.58			25.5%
Volume weighted 12 month average		8.99			-22.1%
Comparable transactions	5.88		6.80	19.1%		2.9%
Trading comparables	5.70		6.40	22.8%		9.5%
Discounted Cash Flow	5.13		6.11	36.6%		14.6%
Other references:
Research analyst target price	4.5		6.0	55.6%		16.7%

The number of shares used for the valuation in these different methods corresponds to the total number of Shares targeted by the Offer excluding the OCEANE, i.e. 17,316,923 shares.
Assessment Of The Price Of The Offer For The OCEANE
The price proposed by the Offeror per OCEANE is 20.00 euros. The price of 20.00 euros per OCEANE proposed by the Offeror in the context of the Offer corresponds to the price including the accrued coupon to date payable on January 1, 2009. Should the date of the settlement-delivery of the initial period of the Offer fall after January 1, 2009, the Offeror will pay the accrued coupon to date pro-rata to the number of days expired.
The OCEANE price can be compared as follows to the different retained valuation methods:

	OCEANE (€ per
	security)	Implied premium (%)
Conversion value	7.0	185.7%		193.5%
Share price
Last share price before the filing of the Offer (10/03/08)	16.8	19.0%		22.3%
5 day average as at October 3, 2008	16.8	19.0%		22.3%
1 month average as at October 3, 2008	16.8	19.0%		22.3%
3 month average as at October 3, 2008	18.4	8.9%		11,9%
6 month average as at October 3, 2008	19.5	2.4%		5.2%
12 month average as at October 3, 2008	21.9	-8.5%		-6.0%
Gross yield	31.3		-36.1%
Theoretical value (by transparency approach)	16.86		18.62%
Source: Datastream, as at October 3, 2008
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Gemalto. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements for purposes of applicable securities laws. Although management of the company believes that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the company to achieve the expected synergies from the combination; trends in wireless communication and mobile commerce markets; the company’s ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the combination and any future acquisitions and investments on the companies’ share prices; and changes in global, political, economic, business, competitive, market and regulatory forces. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of the date of this communication and the companies are under no duty, and do not undertake, to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.